Exhibit 21.1

Subsidiaries of International Tower Hill Mines Ltd.

Name of Subsidiary	Jurisdiction of Organization
Tower Hill Mines, Inc. (100% owned by International Tower Hill Mines Ltd.)	Alaska

Tower Hill Mines (US) LLC (100% owned by Tower Hill Mines, Inc.)	Colorado

Livengood Placers, Inc. (100% owned by Tower Hill Mines, Inc.)	Nevada

813034 Alberta Ltd. (100% owned by International Tower Hill Mines Ltd.)	Alberta, Canada